932 Southwood Boulevard Incline Village, NV 89451 Phone: (775) 832-8500 Fax: (775) 832-8502

June 13, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PDL BioPharma, Inc. Registration Statement on Form S-3 (File No. 333-211970)
Ladies and Gentlemen:
We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.
Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-211970) filed by PDL BioPharma, Inc. on June 10, 2016:
“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) of the Securities Act of 1933, as amended, may determine.”
If you have any questions or comments in connection with this delaying amendment, please contact Karen E. Bertero (213-229-7360) or Andrew K. Hirsch (310-551-8885) of Gibson, Dunn & Crutcher LLP.

[Signature page follows]

Kind regards,

/s/ Peter S. Garcia
Peter S. Garcia
Vice President and Chief Financial Officer

cc:    Karen E. Bertero, Gibson, Dunn & Crutcher LLP
Andrew K. Hirsch, Gibson, Dunn & Crutcher LLP